ACOMPLIA® (RIMONABANT) RECEIVES
MARKETING AUTHORISATION IN THE EUROPEAN UNION

First-in-class CB1 blocker approved for the treatment of obese patients, or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidaemia

Paris, France – June 21, 2006 – Sanofi-aventis announced today that the European Commission has granted marketing authorisation for ACOMPLIA® (rimonabant 20 mg/day) in all 25 European member states. ACOMPLIA®, discovered and developed by sanofi-aventis, is the first in a new class of drugs called CB1 blockers. ACOMPLIA® is indicated as an adjunct to diet and exercise for the treatment of obese patients (BMI ≥ 30kg/m2), or overweight patients (BMI >27kg/m2) with associated risk factors, such as type 2 diabetes or dyslipidaemia.

The marketing authorisation was based on the review of comprehensive efficacy and safety data, including data from the RIO clinical trial programme which involved more than 6,600 patients worldwide, of which over 4, 500 were studied for up to two years. Results from the RIO programme demonstrated that one ACOMPLIA® 20 mg tablet taken every day significantly decreased weight and waist circumference, HbA1c, and triglycerides and increased HDL-cholesterol levels. Importantly the label granted by the European Commission states that an estimated 50% of the observed improvements in HbA1c, HDL-cholesterol and triglycerides were beyond that expected from weight loss alone.1

“The approval of ACOMPLIA® in the European Union is important news for obese and overweight patients with additional cardiometabolic risk factors such as type 2 diabetes or dyslipidaemia who will now have access to an innovative treatment option,” said Jean-François Dehecq, Chairman and Chief Executive Officer of sanofi-aventis. “Through our discovery, development and now this approval of ACOMPLIA®, sanofi-aventis has once again demonstrated our expertise and commitment to making first-in-class treatments available to patients and physicians alike.”

ACOMPLIA® 20 mg is targeted at improving multiple cardiometabolic risk factors in obese and overweight patients. Those likely to gain most benefit will be patients presenting with abdominal obesity (a large waist circumference) who also have diabetes and/or dyslipidemia. Almost half the adult population with a large waist circumference (defined as 102 cm/40 inches in men and 88cm/35 inches in women) present with at least 3 additional risk factors, all contributing to increased cardiometabolic risk.

Global cardiometabolic risk represents the overall risk of developing type 2 diabetes and/or cardiovascular disease and is due to a cluster of modifiable risk factors. Cardiometabolic risk factors

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include classical risk factors such as high LDL-cholesterol levels, hypertension and hyperglycaemia and emerging risk factors closely related to abdominal obesity (especially intra-abdominal adiposity), such as insulin resistance, low HDL-cholesterol, high triglyceride levels, and inflammatory markers such as adiponectin and CRP (C-reactive protein).

“Until now we have not had a medication that addresses the multiple cardiometabolic risk factors that put patients at risk for cardiovascular disease and type 2 diabetes,” said Luc Van Gaal, M.D., Professor of Diabetology, Metabolism and Clinical Nutrition, Antwerp University Hospital, Belgium and Principal Investigator of the RIO Europe trial. “Rimonabant is an important advance to treat the multiple risk factors which contribute to the global risk for diabetes and cardiovascular disease, which will offer benefits beyond current treatments for individual risk factors such as blood pressure, cholesterol and diabetes.”

ACOMPLIA® will be available in European Union countries for prescription as a 20 mg tablet to be taken once daily. The first launch of ACOMPLIA® will take place in the United Kingdom in July 2006 and will be followed by launches in Denmark, Ireland, Germany, Finland and Norway during the second half of 2006.

Safety and Tolerability
ACOMPLIA® 20mg has been evaluated for safety in over 6,300 patients. In placebo controlled studies the discontinuation rate due to adverse reactions was 15.7% for patients receiving ACOMPLIA®. The most common adverse events resulting in discontinuation were nausea, mood alteration with depressive disorders, anxiety and dizziness. 1

ACOMPLIA® should not be initiated in patients with hepatic or renal impairment or patients with uncontrolled serious psychiatric illnesses such as major depression. 1

About ACOMPLIA®
ACOMPLIA® works by selectively blocking CB1 receptors found in the brain and in peripheral organs important in glucose and lipid (or fat) metabolism, including adipose tissue, the liver, gastrointestinal tract and muscle.2 CB1receptor blockade with ACOMPLIA® acts to decrease the overactivity of the endocannabinoid system (EC system).3, 4 The EC system is a recently characterised physiological system that includes receptors such as the CB1receptor, and it is believed to play an important role in regulating body weight and in controlling energy balance, as well as glucose and lipid metabolism.5

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 212 551 40 18
E-mail IR@sanofi-aventis.com

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

References

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1 ACOMPLIA® Summary of Product Characteristics

2 Pagotto U. Fighting obesity and associated risk factors by antagonising cannabinoid type 1 receptors. Lancet. 2005 Apr 16-22;365(9468):1363-64.

3 Van Gaal et al. Effects of the cannabinoid-1 receptor blocker rimonabant on weight reduction and cardiovascular risk factors in overweight patients: 1-year experience from the RIO-Europe study. Lancet. 2005 Apr 16-22;365(9468): 1389-97.

4 Di Marzo V, et al. Leptin-regulated endocannabinoids are involved in maintaining food intake. Nature. 2001;410:822-825.

5 Pagotto U. The Endocannabinoid System: A New Player in Reinforcement and Energy Control Functions. Poster presented at the Metabolic Syndrome, Type 2 Diabetes and Atherosclerosis Conference, Marrakech, 19 – 23 May 2004.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 212 551 40 18
E-mail IR@sanofi-aventis.com